Exhibit 99.12

NICE Achieves Perfect Scores for Overall Vendor Satisfaction and Product
Innovation in Workforce Management in DMG Consulting Report

Leading in market share, NICE gains flawless ratings for customer satisfaction in the agent self-service, product and ongoing service and support categories

Hoboken, N.J., March 30, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as the market share leader in Workforce Management (WFM), based on seats, by DMG Consulting LLC. Customers surveyed in DMG’s 'Workforce Management for the Enterprise' report gave NICE the highest possible satisfaction score for product innovation, overall vendor satisfaction, product, and ongoing service and support

Donna Fluss, President, DMG Consulting, said, "New-gen WFM is the future of workforce management because it puts employee needs on equal footing with those of the company where they work. In the era of the Great Resignation, this is necessary for all enterprise employees, including those in the contact center. New-gen WFM is designed to give employees what they most want – scheduling flexibility – and by doing so, it improves the customer experience”.

Barry Cooper, President, NICE Workforce & Customer Experience Group, commented, “WFM plays a pivotal role in driving frictionless CX, especially in today’s digital world.  Innovating to empower employees to solve customer issues effectively and fostering engagement while enabling flexibility is a key goal to which NICE is committed. Our customers’ acknowledgment of the value our innovation delivers speaks volumes and I’m pleased to see it reflected in this DMG report.”

NICE achieved a perfect customer satisfaction score in the WFM modules category for agent self-service. Also noteworthy is NICE’s achievement of the highest possible satisfaction score in the WFM product capabilities categories of ability to support a hybrid workforce consisting of on-site and work-at-home agents and intelligent self-service solutions (IVAs, bots); provide agents with autonomy to self-manage availability, schedule preferences, time off and ad-hoc schedule changes; and customize/capture KPIs and metrics to measure contact center and agent performance.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.